Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

W. R. Berkley Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-249950) on Form S-3, and the registration statements (No. 333-225579, No, 33-88640, and No. 333-127598) on Form S-8 of W. R. Berkley Corporation of our reports dated February 18, 2021 with respect to the consolidated balance sheets of W. R. Berkley Corporation as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedules II to VI, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of W. R. Berkley Corporation.

/S/ KPMG LLP

New York, New York

February 18, 2021